Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Announces New Exclusive Definitive License Agreement for OLPRUVA™ (ACER-001) with Acer Therapeutics

Acer Therapeutics buys Relief Therapeutics’ stake in OLPRUVA™ worldwide, excluding geographical Europe, providing an upfront payment of $10 million in cash to Relief Therapeutics with the potential for an additional $46.5 million in milestone and royalty payments

The transition from a profit-based to a revenue-based royalty stream model is expected to deliver earlier returns and enhanced predictability to Relief Therapeutics

GENEVA (AUG. 30, 2023) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief Therapeutics), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today announced it has entered into a new exclusive definitive licensing agreement with Acer Therapeutics Inc. (Acer Therapeutics) for the development and commercialization of OLPRUVA™ (sodium phenylbutyrate, ACER-001) for the treatment of certain urea cycle disorders (UCDs) and other potential indications. This agreement supersedes the March 2021 collaboration and license agreement between the companies, which has been cancelled as part of this new agreement.

“We are very happy to have re-structured our collaboration with Acer Therapeutics which includes provisions that we believe will benefit both parties, and ultimately those suffering from UCDs and other potential rare metabolic conditions,” said Jack Weinstein, chief executive officer of Relief Therapeutics. “Our collective goal with Acer is to maximize the global commercialization of OLPRUVA™ to ensure as many patients as possible will access to this much needed, differentiated and convenient treatment alternative.”

Under the terms of the new agreement, Acer Therapeutics will retain development and commercialization rights for OLPRUVA™ worldwide for the treatment of UCDs and any potential additional indications in the U.S. and other countries worldwide, excluding geographical Europe. Acer Therapeutics will provide Relief Therapeutics with a non-contingent $10 million upfront cash payment and an additional non-contingent $1.5 million cash payment on the one-year anniversary of the agreement. Relief Therapeutics will also receive a 10 percent continuing royalty calculated on the net sales of OLPRUVA™ in the Acer Therapeutics territory, and 20 percent of any value received by Acer Therapeutics from licensing or divestment transactions relating to OLPRUVA™, up to a cumulative amount of an additional $45 million. At the same time, Relief Therapeutics will retain development and commercialization rights for OLPRUVA™ in geographical Europe, which includes the European Union, Liechtenstein, San Marino, Vatican City, Norway, Iceland, Principality of Monaco, Andorra, Gibraltar, Switzerland, United Kingdom, Albania, Bosnia, Kosovo, Montenegro, Serbia and North Macedonia. Acer Therapeutics will receive from Relief Therapeutics a variable, continuing royalty up to a maximum of 10 percent of the net sales of OLPRUVA™ and 20 percent of any value received by Relief Therapeutics from sublicensing transactions relating to OLPRUVA™ in geographical Europe, which going forward exclusively remains Relief Therapeutics' territories to develop and commercialize OLPRUVA™.

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“Relief Therapeutics remains an ideal partner for OLPRUVA™ in Europe and we are eager to continue the development and commercialization of our innovative treatment option for those suffering from rare metabolic disorders like UCDs,” said Chris Schelling, founder and chief executive officer of Acer Therapeutics.

In addition to the immediate cash influx strengthening Relief Therapeutics’ capital position, the transition from a profit-based model to a revenue-based royalty stream model is expected to offer Relief Therapeutics earlier returns, reduce certain associated risks and increase predictability in its royalty income. This will also support Relief Therapeutics' ongoing operations, extending the cash runway and bolster investments in the Company’s pipeline, including its efforts to seek approval to commercialize OLPRUVA™ in geographical Europe.

ABOUT OLPRUVA™

The U.S. Food and Drug Administration (FDA) approved ACER-001 (sodium phenylbutyrate) for the treatment of certain UCDs in December 2022 and it is now marketed in the U.S. under the brand name OLPRUVA™. OLPRUVA™ is also being studied as an investigational treatment for patients with maple syrup urine disease (MSUD), a rare metabolic genetic disease that leads to toxic build-up of leucine and other branched-chain amino acids. Please see Important Safety Information and full Prescribing Information, including Patient Information.

ABOUT RELIEF THERAPEUTICS

Relief Therapeutics is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief Therapeutics' portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented Physiomimic™ and TEHCLO™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas, which include rare metabolic, rare dermatology and rare respiratory diseases. In addition, Relief Therapeutics is commercializing several legacy products via licensing to distribution partners. Relief Therapeutics' mission is to provide therapeutic relief to those suffering from rare diseases and is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Relief Therapeutics is headquartered in Geneva, with additional offices in Balerna, Switzerland, Offenbach am Main, Germany and Monza, Italy. Relief Therapeutics is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit our website www.relieftherapeutics.com or follow Relief Therapeutics on LinkedIn and Twitter.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Catherine Day

Vice President, Investor Relations & Communications

catherine.day@relieftherapeutics.com

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DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, including (i) whether Relief Therapeutics and Acer Therapeutics will be successful in their respective development and commercialization efforts for OLPRUVA™, (ii) whether the new transaction structure will prove more or less profitable to Relief Therapeutics than the transaction structure included in the original Collaboration Agreement between the parties, (iii) whether Relief Therapeutics will ultimately be successful in obtaining the right to commercialize OLPRUVA™ in geographical Europe, and (iv) those factors described in Relief Therapeutics' filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), all of which could cause the actual results, financial condition, performance or achievements of Relief Therapeutics to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Copies of Relief Therapeutics' filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief Therapeutics does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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